EXCHANGE-TRADED FUNDS COULD PROVE THE INVESTMENT OF CHOICE, UNLESS SIMPLICITY IS ABANDONED IN THE RACE FOR INNOVATION.

By John Authers
814 words
11 December 2006
Financial Times
Surveys FNT1
Page 24
English
(c) 2006 The Financial Times Limited. All rights reserved

If exchange-traded funds fail to take over the world of fund management, it will not be for lack of brain power.

The present ferment of activity in the development of exchange-traded securities includes some of the most respected financial economists in the US. Yale's Robert Shiller, famous for his book Irrational Exuberance, is behind Claymore MacroShares, an ingenious new way to play commodities and other illiquid markets; Rob Arnott, the editor of Financial Analysts Journal, is the moving spirit behind Powershares' FTSE-RAFI funds, which are based on fundamental indices; and Jeremy Siegel, Wharton School professor and author of Stocks for the Long Run is one of the brains behind its chief rival, WisdomTree.

This is not surprising. The growth of ETFs is likely to continue across the developed world. Even the UK government is helping. Last week brought the announcement that the UK will be making non-resident ETFs more tax-efficient by exempting them from stamp duty - a simple but effective way to stoke demand.

So ETFs are already expanding the "pie" for everyone by bringing new asset classes within the reach of individuals, and even institutions. But beyond that, many hope the exchange-traded concept could be a disruptive technology for the fund management industry. Barriers to entry are low, and someone who works out the best way to offer ETFs could win big market share.

So far, the growth of ETFs is mostly an outgrowth of the decade-long boom in selling passive investments to the retail market. According to Financial Research of Boston, 68 per cent of flows to passively managed retail funds over the last five years have gone to ETFs rather than mutual funds.

But David Haywood, head of alternative investments research at Financial Research, suggests that ETFs are moving from this into at least three distinct new channels. One is to cut passive management into ever smaller sectors - of use to institutions, and maybe to retail investors who think they would be good at asset allocation.

A second is to create new ways to trade illiquid asset classes. BGI's "exchange traded notes" in the US, or ETF Securities' in the UK both allow investors to get a direct play on commodities, without the underlying fund having to hold the commodity itself.

Mr Shiller's MacroShares are a particularly ingenious new entrant to this market. They are fully funded and require no exposure to the underlying commodity (crude oil in the case of the first offering), even through futures. The MacroShares will come in pairs, an up and a down. The concept is simple. If both start at Dollars 100, and the oil price goes up 1 per cent, for example, the down fund will pay Dollars 1 to the up fund. And vice versa. The underlying portfolio is held in treasuries, creating a nice coupon from which fees can be extracted painlessly to the investor.

In practice, CLAYMORE Securities, which is backing the funds, expects interest in the down shares to come from institutions, and in up shares from the retail market. Marketmakers will ultimately need to use some futures for hedging, but the structure still has a beautiful simplicity.

The third broad category is enhanced indices. These range from indices based on fundamental measures, such as dividends, rather than market value (as espoused by Siegel and Arnott) through to quite technical quantitative screens. These are moving close to a truly actively managed ETF.

Active management has supposedly been "imminent" for some years already, and is a big technical challenge. An ETF's holdings must be transparent, and that makes life very difficult for an active manager. But plenty of people are working on it, and some time soon someone will come up with a mechanism that allows actively managed mutual funds to transform themselves into ETFs.

This could be the truly disruptive moment. As in other industries, sheer technological innovation will help. The MacroShares process has even been patented. There is a fair chance that the first active ETF will also have a patented process. But the first-mover advantage is not absolute. Once a template has been set, good marketing and superior execution could establish a dominant position. Think of the iPod.

The greatest risk to the industry may be over-elaboration. Wherever the exchange-traded concept goes, simplicity is likely to remain a core selling point. Fees are transparent, and shares can be traded at any time for a price that does not deviate from the price of the underlying portfolio or securities. Moving too far from there runs the risk of causing confusion.

So while there is ample room for brain power, the fund management industry will need to avoid being too clever by half.

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MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for these trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.